WOODSIDE
AUSTRALIAN ENERGY

02 AUG 22 AM 10:01

25 July 2002

02049400

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX").

- News Release in relation to Woodside announcing approvals underway for Otway Gas fields, lodged with the ASX on 25 July 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

ANTHONY NIARDONE
Assistant Company Secretary

82.2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday 25 July, 2002
10:35am (WST)

APPROVALS UNDERWAY FOR OTWAY GAS FIELDS

Environmental assessment has begun for development proposals for the Thylacine and Geographe gas discoveries off the coast of south-western Victoria.

The discoveries, between 55km and 70km south of Port Campbell, are operated by Woodside Energy Ltd. on behalf of two joint ventures involving Origin Energy Resources Limited, Benaris International N.V. and CalEnergy Gas (Australia) Limited.

Woodside's Otway Development Manager, Bruce Steenson, said that environmental approvals for development of the gas fields would be covered by Commonwealth and Victorian legislation.

Both jurisdictions have agreed on a coordinated assessment process under the Commonwealth Environment Protection and Biodiversity Conservation Act, and the Victorian Environment Effects Act.

The process will enable an integrated assessment of the potential environmental impact of the development.

Mr Steenson said that agreement by the Commonwealth and Victoria on a joint assessment enabled the joint venturers to progress environmental studies and ensure a streamlined assessment process.

"The decision on the approvals process is welcomed by the joint venturers and neatly fits with work done to date on feasibility studies focussed on increasing our understanding of the gas reservoirs and the screening of potential development options," Mr Steenson said.

"We are now focussing on progressing the feasibility of some of these options, which include several new wells, subsea manifolds and flowlines, and possibly a small offshore platform over one of the fields with a pipeline to shore where the gas will be processed and connected to the Victorian gas transmission pipeline network.

"We remain committed to the early development of these new gas reserves with more than $15 million expected to be spent on studies this year."

"We share a common goal of participating in the eastern states gas market, offering a new source of gas supply to the region and increased security of supply."

The initial screening studies just completed have made the joint venturers optimistic that the fields may be developed to provide gas to customers in Victoria and South Australia in 2006.

Scope for recovery volumes for the combined Geographe and Thylacine fields are about 0.8 trillion cubic feet of gas and about nine million barrels of condensate. Mr Steenson said that the partners would be aiming to book reserves at the end of 2002.

The fields are expected to contain sufficient gas to provide more than 10% of current annual demand in south-eastern Australia for at least 10 years.

Participants in VIC/P43 (Geographe) are Woodside Energy Ltd. (55%), Origin Energy Resources Limited (30%) and CalEnergy Gas (Australia) Limited (15%). Participants in T/30P (Thylacine) are Woodside Energy Ltd (50%), Origin Energy Resources Limited (30%) and Benaris International N.V. (20%). Woodside is the operator of both permits.

MEDIA INQUIRIES
Woodside Energy Ltd.
Annalisa Grubisa, External Affairs Adviser
W: (08) 9348 4922 M: (0438) 950 423

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Glenister Lamont
W: (08) 9348 4283 M: (0417) 541 305

Location map:



Portland
Warrnambool
VICTORIA
Port Campbell
MINERVA GAS FIELD
LA BELLA GAS FIELD
VIC/P 43
GEOGRAPHE GAS FIELD
THYLACINE GAS FIELD
T/30P
KING Is.
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100
200
500
1000
0
50
kilometres